Filed Pursuant to Rule 433
Dated November 9, 2015
Registration Statement No. 333-202421
Relating to Preliminary Prospectus Supplement
dated November 9, 2015 to

Prospectus dated March 2, 2015

6.000% Subordinated Debentures due 2055

Issuer:	American Financial Group, Inc.
Ratings (Moody’s / S&P)*:	Baa2 / BBB-
Security Type:	Subordinated Debentures
Par Amount:	$25.00
Size:	$150,000,000
Trade Date:	November 9, 2015
Settlement Date:	November 17, 2015 (T+5)
Maturity Date:	November 15, 2055
Coupon:	6.000%
Optional Redemption:

The Issuer may redeem the debentures in increments of $25 principal amount:

• in whole at any time or in part from time to time on or after November 15, 2020, at a redemption price equal to the principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption;

• in whole, but not in part, at any time prior to November 15, 2020, within 90 days of the occurrence of a “tax event,” at a redemption price equal to the principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption; or

• in whole, but not in part, at any time prior to November 15, 2020, within 90 days of the occurrence of a “rating agency event,” at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) the present value of a payment on November 15, 2020 in an amount equal to the outstanding principal amount and scheduled payments of interest that would have accrued from the date of redemption to November 15, 2020 on the debentures, discounted to the date of redemption on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, in each case, plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption.

Interest Payment Dates:	February 15, May 15, August 15, and November 15 of each year, commencing on February 15, 2016

Expected Listing:	New York Stock Exchange
Proposed Symbol:	AFGH
Price to Public:	100.00%
Net Proceeds (before expenses):	$145,331,062.50
Underwriting Discounts & Commissions:	Institutional: 2.00% ($97,500.00 total) Retail: 3.15% ($4,571,437.50 total)

CUSIP / ISIN:	025932708 / US0259327080

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Manager:	J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC

Junior Co-Managers:	Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at (800) 294-1322, UBS Securities LLC, toll-free at (888) 827-7275 or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.

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